UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*, **

SilverBow Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

82836G102

(CUSIP Number)

September 21, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)**

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

This Amendment No. 1 to Schedule 13G is being filed under Rule 13d-1(c) and amends the original Schedule 13G, filed under Rule 13d-1(d) on February 22, 2022 (the “Original Schedule 13G”), as well as adds a new reporting person.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 10 Pages

Exhibit Index: Page 9

CUSIP No. 82836G102	Schedule 13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Post Oak Energy Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,861,047
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,861,047

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,047
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%
12	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 82836G102	Schedule 13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Post Oak Energy Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,861,047
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,861,047

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,047
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%
12	TYPE OF REPORTING PERSON PN, IA, HC

CUSIP No. 82836G102	Schedule 13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Post Oak Tri-C, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,209,626
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,209,626

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,209,626
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 82836G102	Schedule 13G	Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

SilverBow Resources Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

920 Memorial City Way, Suite 850, Houston, TX 77024

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Post Oak Energy Holdings, LLC (“POEH”);

ii.	Post Oak Energy Capital, LP (“Post Oak”); and

iii.	Post Oak Tri-C, LLC (“Tri-C”).

This Statement on Schedule 13G relates to shares of Common Stock (as defined herein) held directly for the account of each of Tri-C, Tri-C Energy Partners, LLC (“TCEP”), Post Oak Sierra, LLC (“Sierra”) and Post Oak Petro Edge, LLC (“Petro Edge”), each a Delaware limited liability company, and by Sierra EF, LP (“Sierra EF”). Post Oak is the sole managing member of each of Tri-C, Sierra and Petro Edge. Sierra owns a majority interest in the general partner of Sierra EF and entitled to designate a majority of its managers, and Tri-C owns a majority interest in TCEP and entitled to designate a majority of its managers. POEH is the sole general partner of Post Oak.

The individual members of POEH, Frost W. Cochran, Philip A. Davidson and Clint S. Wetmore, as well as a former member of POEH, Ryan J. Mathews, were inadvertently included as Reporting Persons in the Original Schedule 13G, but have been removed as Reporting Persons from this Amendment No. 1 because none of the individual members or managers of POEH may be deemed to beneficially own the shares of Common Stock reported herein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business address of each of the Reporting Persons is 34 S. Wynden Drive, Suite 300, Houston, TX 77056.

Item 2(c).	Citizenship:

POEH is a Delaware limited liability company. Post Oak is a Delaware limited partnership. Tri-C is a Delaware limited liability company.

Item 2(d).	Titles of Classes of Securities:

Common Stock, $0.01 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number: 82836G102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

CUSIP No. 82836G102	Schedule 13G	Page 6 of 10 Pages

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of POEH and Post Oak may be deemed the beneficial owner of 1,861,047 shares of Common Stock, which amount includes: (i) 1,204,548 shares of Common Stock held directly by Tri-C; (ii) 5,078 shares of Common Stock held directly by TCEP (also beneficially owned by Tri-C); (iii) 280,478 shares of Common Stock held directly by Sierra; (iv) 10,311 shares of Common Stock held directly by Sierra EF (also beneficially owned by Sierra); and (v) 360,632 shares of Common Stock held directly by Petro Edge. As of the date hereof, Tri-C may be deemed the beneficial owner of 1,209,626 shares of Common Stock held directly by it and held directly by TCEP.

Item 4(b).	Percent of Class:

As of the date hereof, each of POEH and Post Oak may be deemed the beneficial owner of approximately 8.3% of the shares of Common Stock outstanding, and Tri-C may be deemed the beneficial owner of approximately 5.4% of the shares of Common Stock outstanding.

The percentages set forth herein are calculated based on 22,306,506 shares of Common Stock outstanding as of July 29, 2022, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on August 4, 2022.

Item 4(c).	Number of Shares as to which such person has:

POEH and Post Oak
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,861,047
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,861,047

Tri-C
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,209,626
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,209,626

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

CUSIP No. 82836G102	Schedule 13G	Page 7 of 10 Pages

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification. (if filing pursuant to Rule 13d-1(c))

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 82836G102	Schedule 13G	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2022

POST OAK ENERGY HOLDINGS, LLC

By:	/s/ Philip A. Davidson
Name:	Philip A. Davidson
Title:	Managing Director

POST OAK ENERGY CAPITAL, LP By: Post Oak Energy Holdings, LLC, its general partner

By:	/s/ Philip A. Davidson
Name:	Philip A. Davidson
Title:	Managing Director

POST OAK TRI-C, LLC By: Post Oak Energy Capital, LP, its managing member By: Post Oak Energy Holdings, LLC, its general partner

By:	/s/ Philip A. Davidson
Name:	Philip A. Davidson
Title:	Managing Director

CUSIP No. 82836G102	Schedule 13G	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit	Page No.

A – Joint Filing Agreement	10